John Hancock Financial Services, Inc.

John Hancock Place Post Office Box 111 Boston, Massachusetts 02117 (617) 572-0320 E-mail: pminella@jhancock.com

Paula Minella

AVP & Counsel

November 1, 2013

via EDGAR

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	John Hancock Life Insurance Company (U.S.A.)

Separate Account A - File Nos. 811-4834, 333-151630 and

John Hancock Life Insurance Company of New York

Separate Account B - File Nos. 811-8329, 333-151631

Dear Mr. Oh:

This letter is in response to your comments conveyed by telephone on September 3, 2013 to the Rule 485(a) amendments filed on August 2, 2013 with respect to the above-captioned registration statements for JHUSA and JHNY (collectively, the “Registrants”).

1.	Facing Sheet

Incorporate by reference the date of the SAI to which the Registrant is incorporating.

RESPONSE: We will comply with this request.

2.	Date of Supplement

a.) Confirm if the date of the supplement will be on or about the supplement’s effective date.

RESPONSE: The Registrants confirm that the date of the supplement will be on or about the supplement’s effective date.

b.) Please confirm if the date for the availability of the rider will be on or about the date of the effectiveness of the supplement.

RESPONSE: The Registrants confirm that the date for the availability of the rider will be on or about the date of the effectiveness of the supplement.

3.	Rider Charges – footnote 5

a.) Modify footnote #5 to include disclosure required by 3(b) to item 3.

RESPONSE: We have modified “footnote 5” as follows:

(5) The charge for this rider is determined by multiplying the net amount of insurance for which we are at risk (the net amount at risk or “NAR”) by the applicable rate. The rates vary by the long-term care insurance risk characteristics of the insured person and the rider benefit level selected. The minimum guaranteed and current rates shown in the table are for a 20 year old female super preferred non-smoker underwriting risk with a 1% Monthly Acceleration Percentage, which is a percentage of the death benefit you can accelerate each month. The Monthly Acceleration Percentage is stated in the Policy Specifications page of your policy. The maximum guaranteed and current rates shown in the table are for an 80 year old male substandard smoker underwriting risk with a 4% Monthly Acceleration Percentage. The representative insured person referred to in the table is a 45 year old male standard non-smoker underwriting risk with a 4% Monthly Acceleration Percentage. The charges shown in the table may not be representative of the charges that you will pay. For more information, talk to your John Hancock representative.

b.) Modify footnote 5 to briefly describe the Monthly Acceleration Percentage.”

RESPONSE: We have modified “footnote 5” by adding a brief description of the Monthly Acceleration Percentage as described above.

4.	Rider interaction with policy other features:

a.) If applicable, describe if there are any restrictions in selecting this rider with any other riders.

RESPONSE: There are no restrictions in selecting this rider with any other riders currently available under the policy.

b.) Please confirm that the rider’s interaction and impact on any other features of the policy have been addressed, including (i) the required status of the rider in order to request an increase in coverage.

RESPONSE: The rider’s interaction and impact on other features of the policy are addressed in the disclosure, as filed.

We have added the following paragraph to the description of the rider in regards to the required status of the rider in order to request an increase in coverage:

Any unscheduled increase in Supplemental Face Amount after issue would first require that you terminate this rider. (see “Requesting an increase in coverage”).

5.	Tax Considerations:

Revise “Tax Considerations” section to reflect disclosure regarding third-party ownership implications.

RESPONSE:

We have added the following paragraph as the 8th paragraph in “Tax Considerations.”

If you have elected the Long-Term Care Rider, we caution you, however, that there is a significant risk that ownership by anyone other than the person insured by the policy will cause adverse tax consequences. If the owner of the policy is not the insured person, benefit payments may be included in the owner’s income, and the death benefit may be part of the insured person’s estate for purposes of the Federal estate tax. A policy with a Long-Term Care Rider should not be purchased by or transferred to a person other than the insured person unless you have carefully reviewed the tax implications with your tax adviser.

6.	Part C:

Provide the date of the SAI which is being incorporated by reference under the registration statements.

RESPONSE:

We will comply with this request.

Tandy Representations

The Registrant acknowledges and agrees that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Request for Acceleration

The Registrant and the Principal Underwriter expect to make an oral request for acceleration of the enclosed filing. The Registrant and its Principal Underwriter have authorized me to hereby state to the Commission on their behalf that they are aware of their obligations under the Securities Act of 1933.

Please direct all questions to the undersigned at (617) 572-0320. Thank you.

Sincerely,

/s/ Paula Minella

Enclosure

Footnote from the fee table:

3) The charge for this rider is determined by multiplying the net amount of insurance for which we are at risk (the net amount at risk or “NAR”) by the applicable rate. The rates vary by the long-term care insurance risk characteristics of the insured person and the rider benefit level selected. The minimum guaranteed and current rates shown in the table are for a 20 year old female super preferred nonsmoker underwriting risk with a 1% Monthly Acceleration Percentage, which is a percentage of the death benefit you can accelerate each month. The Monthly Acceleration Percentage is stated in the Policy Specifications page of your policy. The maximum guaranteed and current rates shown in the table are for an 80 year old male substandard smoker underwriting risk with a 4% Monthly Acceleration Percentage. The representative insured person referred to in the table is a 45 year old male standard non-smoker underwriting risk with a 4% Monthly Acceleration Percentage.

Description of Rider

Long-Term Care Rider - This rider provides for periodic advance payments to you of a portion of the death benefit if the insured person becomes “chronically ill” so that such person: (1) is unable to perform at least two activities of daily living without substantial human assistance or has a severe cognitive impairment; and (2) is receiving certain qualified services described in the rider. The decision to add this rider must be made at issuance of the policy. If you elect this rider, you will also have an option to apply to have a portion of ~~the~~ policy’s death benefit advanced to you in the event of terminal illness. In addition, there is a significant risk that ownership of a policy with this rider by anyone other than the insured will cause adverse tax consequences (see “Tax considerations”).

Benefits under the Long-Term Care Rider will not begin until we receive proof that the insured person qualifies and has received “qualified long-term care services,” ~~as described in the rider,~~ while the policy was in force. You must continue to submit evidence during the insured person’s lifetime of the insured person’s eligibility for rider benefits. We determine a maximum amount of death benefit that we will advance for each month of qualification. This amount, called the “Maximum Monthly Benefit Amount,” is equal to the amount of the death benefit that may be accelerated under the rider (as of the day the insured qualifies for benefits) multiplied by the ~~based on the percentage of the policy’s death benefit~~Monthly Acceleration Percentage, which is the percentage of the death benefit you can accelerate each month. The Monthly Acceleration Percentage must be selected ~~that you select~~ when you apply for the policy.~~, and the death benefit amount in effect when the insured person qualifies for benefits.~~ The actual amount of any advance is based on the expense incurred by the insured person, up to the Maximum Monthly Benefit Amount, for each day of qualified long-term care service in a calendar month, as described in the rider. We will recalculate the Maximum Monthly Benefit Amount if you make a withdrawal of policy value, and for other events described in the rider. Each advance reduces the remaining death benefit under your policy, and causes a proportionate reduction in your policy value. If you have a policy loan, we will use a pro-rata portion of each death benefit advance to repay indebtedness. For example, if current indebtedness is $10,000, the death benefit is $100,000, and the gross advance is $2,000, then the net advance would be $1,800 = $2,000 X (1 - ($10,000/$100,000)). As a result of the advance, the indebtedness will be reduced by $200.

We restrict your policy value’s exposure to market risk when benefits are paid under the Long-Term Care Rider. We do this in several ways. First, before we begin paying any Monthly Benefit, we will transfer all policy value from the investment accounts to the fixed account. (The amount to be transferred will be determined on the business day immediately following the date we approve a request for benefits under the rider.) In addition, you will not be permitted to transfer policy value or allocate any additional premium payment to an investment account while rider benefits are paid. Your participation in any of the automatic investment plans will also be suspended during this period.

If the insured person no longer qualifies for rider benefits and your policy remains in force, you will be permitted to invest new premium payments or transfer existing policy value in the investment accounts. (The restriction on transfers from the fixed account will continue to apply.) Benefits under this rider do not reduce the No-Lapse Guarantee Premium requirements or the Extended No-Lapse Guarantee Premium requirements that may be necessary for the No-Lapse Guarantee or the Extended No-Lapse Guarantee to remain in effect after a termination of rider benefits.